Exhibit 99.1

Catalyst Paper announces changes to Board of Directors

RICHMOND, BC, June 24, 2013 /CNW/ - Catalyst Paper Corporation (TSX:CYT) today announced changes to its Board of Directors with the appointment of Jill Leversage and the resignation of Giorgio Caputo.

"I would like to welcome Ms. Leversage who brings extensive financial and industry experience to the board," said Chairman and Interim Chief Executive Officer Les Lederer. "We thank Mr. Caputo for his support during Catalyst's reorganization and his contribution to the governance of Catalyst since the company emerged from restructuring last September."

Ms. Leversage is a chartered accountant with more than 25 years of experience in investment banking and M&A advisory services, particularly in the forest and manufacturing industries. She holds a commerce degree from the University of Calgary and is a chartered business valuator and a Fellow of the Institute of Chartered Accountants of B.C. Ms. Leversage is chair of the British Columbia Innovation Council, a director and chair of the audit committee of Eagle Star Minerals Corp. and a director of Delta Gold Corporation. Active on numerous community boards, she received a Business in Vancouver Influential Women in Business Award in 2012 and an Honorary Doctorate from BCIT in June 2013.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Inc. as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 17:05e 24-JUN-13